# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Wilhelmina International, Inc., CIK 0001013706
CUSIP: 968235200
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 200 CRESCENT COURT, SUITE 1400, DALLAS, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0000921895-24-002823
Filed by CIK 0001504325
Persons authorized to receive notices and communications: Warren G. Lichtenstein, c/o Steel Partners, Ltd., 590 Madison Avenue, 32nd Floor, New York, New York (NY), 10022, 212-520-2300

## Reporting persons
- Steel Partners, Ltd. (CIK 0001504325): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 983,773; sole dispositive power 0; shared dispositive power 983,773; aggregate amount beneficially owned 983,773 (19.1% of the class)
- LICHTENSTEIN WARREN G (CIK 0001005784): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 983,773; sole dispositive power 0; shared dispositive power 983,773; aggregate amount beneficially owned 983,773 (19.1% of the class)
- HOWARD JACK L (CIK 0001144269): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 106; shared voting power 0; sole dispositive power 106; shared dispositive power 0; aggregate amount beneficially owned 106 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Wilhelmina International, Inc.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 983,773 Shares owned directly by SPL is approximately $3,502,552, including brokerage commissions. Such Shares were acquired with the working capital of SPL (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 106 Shares owned directly by Mr. Howard is approximately $449, including brokerage commissions. Such Shares were acquired with Mr. Howard's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,157,344 Shares outstanding, which is the total number of Shares outstanding as of November 13, 2024 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2024.

As of the close of business on the date hereof, SPL owned directly 983,773 Shares, constituting approximately 19.1% of the Shares outstanding. By virtue of his relationship with SPL, Mr. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Mr. Howard owned directly 106 Shares, constituting less than 1% of the Shares outstanding.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons since the filing of the initial Schedule 13D are set forth in Exhibit1 and are incorporated herein by reference. All of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities.

## Signatures
- Steel Partners, Ltd.: /s/ Jack L. Howard, Jack L. Howard, President (01/03/2025)
- LICHTENSTEIN WARREN G: /s/ Maria Reda, Maria Reda, Attorney-In-Fact for Warren G. Lichtenstein (01/03/2025)
- HOWARD JACK L: /s/ Jack L. Howard, Jack L. Howard (01/03/2025)